SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 June 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Block Listing Application dated 24 June 2005
99.2	Director Shareholding dated 24 June 2005
99.3	Director's Interest dated 30 June 2005
99.4	Notification of Interest dated 01 July 2005
99.5	Director/PDMR Shareholding dated 07 July 2005

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO
AUSTRALIA, CANADA OR JAPAN

INTERCONTINENTAL HOTELS GROUP PLC

24 JUNE 2005

IHG Block Listing Application

In light of the proposed scheme of arrangement between InterContinental Hotels Group PLC ("IHG") and its shareholders under section 425 of the Companies Act 1985, the outstanding block listings of IHG are proposed to be cancelled on 27 June 2005.

Application has been made to the UK Listing Authority and the London Stock Exchange for 1,892,720 ordinary shares of New InterContinental Hotels Group PLC ("New IHG") to be block listed. The block listing consists of 122,980 ordinary shares that may be issued under the New InterContinental Hotels Group Executive Share Option Plan and 1,769,740 ordinary shares that may be issued under the New InterContinental Hotels Group Sharesave Plan.

New IHG is expected to be renamed as InterContinental Hotels Group PLC with effect from 27 June 2005. The names of the two block listing schemes are also expected to change to reflect the change of company name.

Citigroup Global Markets Limited is acting for IHG and New IHG and no-one else in connection with the transaction and will not be responsible to anyone other than IHG or New IHG for providing the protections afforded to its clients or for providing advice in relation to the transaction or the contents of this announcement.

This announcement does not constitute an offer or invitation to purchase securities.

Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or exempt from such registration. The new ordinary shares have not been, nor will be, and are not required to be registered with the US Securities and Exchange Commission under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. US shareholders who are affiliates of IHG or New IHG before implementation of the Scheme or are affiliates of New IHG after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of new ordinary shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

For further information, please contact

InterContinental Hotels Group

Media Enquiries
Leslie McGibbon	+44 (0) 1753 410 425
+44 (0) 7808 094 471
Investor Relations
Gavin Flynn, Paul Edgecliffe-Johnson	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with more than 24 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Exhibit 99.2

                                   SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under the share incentive plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

7,994

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.12 each

12. Price per share

N/A

13. Date of transactions

23 June 2005

14. Date company informed

23 June 2005

15. Total holding in the Trust following this notification

2,539,713 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification
24 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.3

30 June 2005

                       InterContinental Hotels Group PLC

                         Directors' Interests in Shares

The following Directors of InterContinental Hotels Group PLC ("IHG" or the "
Company") have been awarded conditional rights to acquire IHG ordinary shares under the Performance Restricted Share Plan ("the Plan").

The Awards were made on 29 June 2005.  Under the terms of the Plan, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director                                 Number of IHG shares awarded

Mr A P Cosslett                          276,200
Mr R M Hartman                           214,870
Mr S D Porter                            174,900
Mr R L Solomons                          176,550

The performance measurement period is from 1 January 2005 to 31 December 2007 and the awards will vest on the business day after the announcement of the
Company's 31 December 2007 year end financial results.

                       ---------------Ends--------------

Name of Contact for this Announcement:

Catherine Engmann                                  Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

Exhibit 99.4

                             SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under the Executive Share
Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

1,036,733

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

30 June 2005

14. Date company informed

30 June 2005

15. Total holding in the Trust following this notification

857,370 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification
1 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Richard Solomons

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Richard Solomons

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Solomons

8 State the nature of the transaction

Exercise of Executive Share options and sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Exercise of options over 357,545 IHG ordinary shares at a weighted average option price of £3.7524 per share

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 337,545 IHG ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

Exercise of options over 357,545 IHG ordinary shares at a weighted average option price of £3.7524 per share
Sold 337,545 IHG ordinary shares at a price of £7.2005.

14. Date and place of transaction

06 July 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

60,339

16. Date issuer informed of transaction

06 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

.....................................

18. Period during which or date on which it can be exercised

N/A

.....................................

19. Total amount paid (if any) for grant of the option

N/A

.....................................

20. Description of shares or debentures involved (class and number)

N/A

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

.....................................

22. Total number of shares or debentures over which options held following notification

N/A

.....................................

23. Any additional information

N/A

.....................................

24. Name of contact and telephone number for queries
Liz Searle, 01753 410 244

.....................................

Name and signature of duly authorised officer of issuer responsible for making notification

.....................................

Date of notification

.....................................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 July 2005